September 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas Nalbantian
Dietrich King

Re:	Haoxi Health Technology Ltd
Amendment No. 6 to Registration Statement on Form F-1
Filed August 28, 2024
File No. 333-280174

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated September 5, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 6 to Registration Statement on Form F-1, Filed August 28, 2024

Exhibits

1.	We note this amendment does not include updated versions of the Series A warrant, the Series B warrant and the warrant agreement (Exhibits 4.3 to 4.5). However, it would appear that changes to the mechanisms of the warrants results in the warrants described in the registration statement no longer aligning to the exhibits included. Please file updated versions of these exhibits.

Response: In response to the Staff’s comment, we have revised the form of Series A warrants and Series B Warrants and the warrant agency agreement (Exhibits 4.3 – 4.5), the amendments to which have been re-filed.

General

2.	We note your response to prior comment 2 and reissue in part. We acknowledge the amended disclosure for the Series B Warrants disclosing that the maximum number of Series B Warrants will be 16,666,667 shares and an amended version of the formula for obtaining that maximum. However, we note that this formula still includes the Nasdaq Minimum Price as an input, which is one of two potential prices. As a result, it would appear that the volume of shares issuable upon exercise of Series B Warrants could shift between which potential price you choose. Please amend your disclosure so that at effectiveness the volume of shares is known, or please provide a detailed analysis as to why the use in part of the Nasdaq Minimum Price is compliant with Rule 430A.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the maximum number of shares issuable upon exercise of the Series B Warrants will be 16,666,667 shares, obtained by subtracting (I) the sum of (x) the aggregate number of shares sold on the Closing Date and (y) the number of Class A Ordinary Shares issuable upon exercise in full of any Pre-funded Warrants, from (II) the quotient determined by dividing (x) the sum of (i) the aggregate purchase price paid and (ii) the aggregate of all exercise prices paid or payable upon exercise in full of the Pre-Funded Warrants, by (y) $[ ], which equals to 20% of the Nasdaq Minimum Price under the Nasdaq Listing Rule 5635(d) immediately prior to effectiveness of this Registration Statement. The (y) in the formula will be fixed at the pricing which will be immediately prior to the effectiveness of the Registration Statement. As discussed with the Staff, the Company will file an amendment to the Registration Statement immediately after the pricing reflecting the pricing terms as well as volumes of all the securities being offered in this offering and globally replace disclosures such as “estimate offering price” with “public offering price”.

3.	With reference to prior comment 3 in our letter dated August 8, 2024, please explain why you have decided to employ a mechanism that relies on a formula that uses 20% of the Nasdaq Minimum Price.

Response: In response to the Staff’s comment, Nasdaq Listing Rule 5635 (d) along with the FAQ 280 set forth the general guidance concerning issuance of deeply discounted securities. Since the guidance does not give any numeric parameter on the percentage of the discount and refer the issuers to Nasdaq staff for staff interpretation, we reached out to Nasdaq staff. The Nasdaq regulatory analyst advised in an email that the discount cannot be above 80%. Hence the parties chose to employ a mechanism that relies on a formula that uses 20% of the Nasdaq Minimum Price.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206, or Joan Wu at (212) 530-2208.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq. Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC

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